Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions, except ratios)	2017	2016	2015(1)	2014(2)	2013(2)
Interest expensed and capitalized(3)	886	1,186	1,388	1,581	1,896
Interest portion of rental obligations(4)	179	172	178	226	222

Total fixed charges (A)	1,065	1,358	1,566	1,807	2,118

Pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	5,007	2,720	(7,521)	(520)	(2,360)
Post-tax income allocable to non-controlling interest in consolidated entities that have not incurred fixed charges	(7)	45	477	(112)	30
Undistributed earnings of equity investees	(216)	(439)	729	381	661
Fixed charges, excluding capitalized interest	1,058	1,344	1,561	1,791	2,112

Earnings-pretax income with applicable adjustments (B)	5,842	3,670	(4,754)	1,540	443

Ratio of (B) to (A)	5.5	2.7	(3.0)	0.9	0.2

Notes

(1)	Due to ArcelorMittal’s pretax loss in 2015, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $6,320 million to have achieved a coverage of 1:1 for 2015.
(2)	In 2014 and 2013, ArcelorMittal’s pretax results were not enough to reach a ratio of 1:1. ArcelorMittal would have needed to generate additional earnings of $267 million and $1,675 million to have achieved a coverage of 1:1 for 2014 and 2013, respectively.
(3)	Includes amortization of premiums, discounts and capitalized expenses related to indebtedness.
(4)	Deemed to be 33% of the total rental expenses.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, less post-tax income allocable to non-controlling interests in consolidated entities that have not incurred fixed charges and capitalized interest, plus fixed charges and distributed earnings of equity investees. Equity investees are investments accounted for using the equity method of accounting. Fixed charges include interest expensed and capitalized, the interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness. Amounts used to calculate the ratio of earnings to fixed charges were prepared in accordance with IFRS as issued by the International Accounting Standards Board.